Exhibit 3.2

Certificate of Amendments to Articles of Incorporation
of Heritage Companies, Inc.
(Pursuant to NRS 78.385 and 78.390)

1.	The name of the corporation is Heritage Companies, Inc.

2.	Paragraph 1 of the Articles of Incorporation shall be amended to read as follows: “The name of the corporation shall be Songzai International Holding Group, Inc.”

3.	Paragraph 3 of the Articles of Incorporation shall be amended to read as follows:

“The number of shares in which this corporation shall be authorized to issue shall be 200,000,000 shares of common stock, with par value of $.001 per share.”

4.	These Amendments have been approved by the written consent of the stockholders holding shares in the corporation entitling others to exercise at least a majority of the voting power.

5.	This Amendment shall be effective as of November 5, 2003.

Dated: October 23, 2003

HERITAGE COMPANIES, INC.

By /s/ [ILLEGIBLE SIGNATURE]
ILLEGIBLE NAME President